

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Hab Siam
General Counsel
Altimeter Growth Corp. 2
2550 Sand Hill Road, Suite 150
Menlo Park, CA 94025

>   **Re: Altimeter Growth Corp. 2**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 25, 2022**
>   **File No. 001-39849**

Dear Hab Siam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Tropp